82-1225

Toronto Stock Exchange
Trade Symbol: ITF
2303 West 41st Avenue
[redacted] 2A3
Telephone ...045
...370
E-mail: ir@goldgroup.com
...com

International
# Freegold
Mineral Development Inc.

02 JUN 25 AM 11:25

02042085

**NEWS RELEASE** **June 13th, 2002**

## FREEGOLD APPOINTS LOEWEN, ONDAATJE, MCCUTCHEON (LOM) AS FINANCIAL ADVISOR

International Freegold Mineral Development Inc. (Freegold) announces the appointment of Loewen, Ondaatje, McCutcheon Limited. (LOM) as financial advisor effective immediately.

LOM will assist the Company in widening its shareholder base by organizing Company participation in institutional meetings.

On a best efforts basis, LOM will also assist the Company to complete new financings. The term of the initial agreement (Agreement) shall be for one year.

### About LOM

Founded in 1970, LOM was the first independent researchbased institutional equity firm in Canada and today focuses exclusively on institutional investors around the globe for small and mid-capitalization companies. LOM's objective is to assist companies throughout their growth phase with consecutive financings, advisory services, timely research, and trading support. LOM has consistently assisted public companies in broadening their shareholder base by distributing securities to institutional investors in Canada, Europe and the United States.

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

### About International Freegold Mineral Development Inc.

Freegold (TSX Toronto Stock Exchange: ITF) is a North American gold exploration company. Freegold currently has two key gold projects, Golden Summit, in Fairbanks, Alaska and the Almaden Gold Project in Idaho. Golden Summit has multiple exploration targets. Exploration plans will focus on drilling the new highgrade Currey Zone, where drilling in 2000, intersected 64 feet grading 4.90 g/t Au as well as the historic past producing high-grade veins throughout the Property. Currently more than 63,000 feet of mineralized shear zones have been identified in the Golden Summit Project area. The Almaden Gold Project, is 100% held by Freegold. A 1997 feasibility study conducted by Watts, Griffis and McOuat (WGM) indicated reserves of 527,000 oz of gold recoverable by open pit heap leach methods. Management believes the project has excellentpotential for reserve enhancement as the deposit is open in two directions and at depth. Freegold and Quaterra Resources Inc are exploring the Union Bay PGM project in Alaska, where Quaterra may earn up to a 50% interest by incurring US $1 million in exploration expenditures, and making cash payments of US $100,000 over four years and issuing 200,000 shares. Last year Quaterra conducted an aggressive exploration program and spent in excess of US $500,000. Drilling intersected intervals up to 11.0 g/t (Pd+ Pt). Only two of the six multigram PGM targets have been drilled to date.

**Freegold is listed on The Toronto Stock Exchange and has received 20F clearance in the United States.**

SUPPL

On behalf of the Board of Directors

Harry Barr, Chairman & CEO

Investor Relations: 1-800-667-1870
The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107 12g3-2b Reg# 82-1225 LISTED: MOODY'S